Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco reports first quarter earnings
Saskatoon, Saskatchewan, Canada, May 4, 2010 .   .   .   .   .   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation (TSX: CCO; NYSE: CCJ) today reported net earnings of $142 million ($0.36 per share diluted) for the first quarter of 2010, compared to $82 million ($0.22 per share diluted) in the first quarter of 2009.
Our net earnings were significantly higher for this quarter, primarily as a result of recording an after-tax gain of $31 million for unrealized mark-to-market gains on financial instruments, compared to a loss of $24 million in the first quarter of 2009.
Adjusted net earnings for the first quarter of 2010 were $111 million ($0.28 per share adjusted and diluted) (see Non-GAAP measures), 8% higher than in the first quarter of 2009. The 8% increase was attributable to:
•	higher profits from our fuel services business due to higher sales volumes and higher production

•	higher profits from our electricity business, relating to higher realized selling prices

•	lower profits in our uranium business due to lower sales volumes and slightly lower Canadian dollar realized prices, which were impacted by a stronger Canadian dollar ($US realized prices increased 15%)
“We are continuing to advance our outstanding portfolio of uranium assets through sound financial management and through continued commitment to operational excellence” said president and CEO Jerry Grandey.
“The long-term fundamentals of the nuclear industry are positive. Cameco is prudently investing today in production growth and new technology to pursue our vision to be a dominant nuclear energy company. Our nuclear focus, financial strength and management capability support our growth plans as we build for the future,” said Grandey.

	Three months ended
Highlights	March 31
($ millions except per share amounts)	2010	2009	change
Revenue	485	493	(2)%
Net earnings	142	82	73%
$ per common share (basic)	0.36	0.22	64%
$ per common share (diluted)	0.36	0.22	64%
Adjusted net earnings (see Non-GAAP measures)	111	103	8%
$ per common share (adjusted and diluted)	0.28	0.27	4%
Cash provided by operations (after working capital changes)	133	180	(26)%
At the end of 2009, we sold all of our shares of Centerra Gold Inc. (Centerra). For comparison purposes, we have recast our consolidated financial results for the first quarter of 2009 to show the impact of Centerra as a discontinued operation, which is required under Canadian GAAP. The change affected a number of financial measures, including revenue, gross profit, administration costs and income tax expense. See note 12 to the financial statements for more information.
You can find a copy of our unaudited first quarter financial statements and management’s discussion and analysis on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.
Outlook for 2010
We have summarized our 2010 consolidated outlook in the Outlook for 2010 table in our first quarter MD&A. The outlook is the same as that published in our annual MD&A.
Sensitivity analysis
At March 31, 2010, every one-cent change in the value of the Canadian dollar versus the US dollar would change net earnings by about $11 million (Cdn). This sensitivity is based on an exchange rate of $1.00 (US) for $1.02 (Cdn).
For the rest of 2010:
•	a change of $5 (US) from the Ux spot price on May 3, 2010 ($41.75 (US) per pound) would change revenue by $31 million and net earnings by $20 million

•	a change of $1 in the electricity spot price would change our 2010 net earnings by $2 million, based on the assumption that the spot price will remain below the floor price provided for under BPLP’s agreement with the Ontario Power Authority (OPA)

Non-GAAP measures
We use adjusted net earnings, a non-GAAP measure, as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our GAAP-based net earnings adjusted for one-time costs, writedowns, gains and unrealized mark-to-market losses on our financial instruments, which we believe do not reflect underlying performance.
Adjusted net earnings is non-standard supplemental information, and not a substitute for financial information prepared according to GAAP. Other companies may calculate this measure differently. The table below reconciles adjusted net earnings with our net earnings.

	Three months ended
	March 31
($ millions)	2010	2009
Net earnings (GAAP measure)	142	82
Adjustments (after tax)
Earnings from discontinued operations	—	(3)
Unrealized losses (gains) on financial instruments	(31)	24
Adjusted net earnings (non-GAAP measure)	111	103
2010 first quarter financial results by segment
Uranium

	Three months ended
	March 31
Highlights	2010	2009	change
Production volume (million lbs)	6.1	4.8	27%
Sales volume (million lbs)	6.6	7.1	(7)%
Average spot price ($US/lb)	41.79	44.67	(6)%
Average realized price
($US/lb)	42.34	36.71	15%
($Cdn/lb)	45.79	46.72	(2)%
Cost of sales ($Cdn/lb U3O8) (including DDR)	29.81	30.20	(1)%
Revenue ($ millions)	305	336	(9)%
Gross profit ($ millions) (revenue less cost of sales)	102	116	(12)%
Gross profit (%)	33	34	(3)%
Uranium revenues were down 9% compared to the first quarter of 2009 due to a 7% decline in sales volumes and a 2% decrease in our $Cdn realized price: the Canadian dollar was much stronger this quarter – our exchange rate averaged $1.08 compared to $1.27 a year ago. In $US, our realized price for the quarter was 15% higher than in the first quarter of 2009 mainly due to stronger prices under fixed-price sales contracts.

Total cash cost of sales (excluding DDR) decreased by 13% this quarter, to $167 million ($25.14 per pound U3O8). This was mainly the result of the following:
•	a 7% decline in sales volume
•	average costs for produced uranium were lower due to higher production levels
•	we delivered a lower proportion of purchased material, which carries a higher cost than our produced uranium
The net effect was a $14 million decrease in gross profit.
The following table shows our cash cost of sales per unit (excluding DDR) for produced and purchased material, including royalty charges on produced material, as well as the amounts of produced and purchased uranium sold.

Three months	Unit cash cost of sale				Quantity sold
ended	($Cdn/lb U3O8)				(million lbs)
March 31	2010	2009	change	2010	2009	change
Produced	24.22	25.14	(0.92)	4.6	4.2	0.4
Purchased	27.26	29.45	(2.19)	2.0	2.9	(0.9)
Total	25.14	26.89	(1.75)	6.6	7.1	(0.5)
Please see our first quarter MD&A for updates to our expected realized uranium price sensitivity table and annual production forecast to 2014.
Fuel services
(includes results for UF6, UO2 and fuel fabrication)

	Three months ended
	March 31
Highlights	2010	2009	change
Production volume (million kilograms uranium (kgU))	4.8	2.1	129%
Sales volume (million kgU)	2.2	1.9	16%
Realized price ($Cdn/kgU)	26.06	26.29	(1)%
Cost of sales ($Cdn/kgU) (including DDR)	16.30	22.41	(27)%
Revenue ($ millions)	60	54	11%
Gross profit ($ millions) (revenue less cost of sales)	22	7	214%
Gross profit (%)	37	14	164%
The Port Hope UF6 conversion plant was fully operational this quarter. It had been shut down during the first quarter of 2009. Total revenue rose by 11% due to higher sales volumes.
The cost of products and services sold (including DDR) declined by 17% ($38 million compared to $46 million in the first quarter of 2009). The unit cost of sales was also significantly lower as we allocated costs related to the UF6 plant to inventory this quarter. In the first quarter of 2009 we expensed these costs, due to the plant shutdown.
The net effect was a $15 million increase in gross profit.

Electricity
Total electricity revenue increased by 11% this quarter compared to the first quarter of 2009 mainly due to higher realized prices, which reflect spot sales, revenue recognized under BPLP’s agreement with the OPA and financial contract revenue. BPLP recognized revenue of $103 million this quarter under its agreement with the OPA. The equivalent of about 22% of BPLP’s output was sold under financial contracts this quarter, compared to 64% in the first quarter of 2009.
The capacity factor was 98% this quarter, up from 97% in the first quarter of 2009. Operating costs were $213 million compared to $207 million in 2009.
The result was a 23% increase in our share of earnings before taxes.
BPLP distributed $150 million to the partners in the first quarter. Our share was $47 million.
Company Updates
Uranium – 2010 production overview

	Three months ended
Cameco’s share	March 31
(million lbs U3O8)	2010	2009	2010 plan
McArthur River/Key Lake	3.7	3.6	13.1
Rabbit Lake	1.0	0.5	3.6
Smith Ranch-Highland	0.5	0.4	1.8
Crow Butte	0.2	0.2	0.7
Inkai	0.7	0.1	2.3
Total	6.1	4.8	21.5
We increased production by 27% this quarter compared to the first quarter of 2009 as production at almost all our sites increased.
McArthur River/Key Lake
At Key Lake, we made progress on pouring the foundations for the steam and acid plants. We expect to complete the acid, steam and oxygen plants in 2011.
The McArthur River mine performed better than planned this quarter, with strong production coming from the zone 2, panel 5 mining area. We have developed and are optimizing techniques to deal with abandoned freezepipes from the freezewall for zone 2, panels 1, 2, and 3. These techniques have been successful so far, and the related risk to 2010 production noted in our annual MD&A is no longer expected to be an issue.
The zone 4 transition is ahead of plan. We expect the freezewall will be sufficiently advanced in the second quarter to begin the development required to commence production.

We received regulatory approval this quarter to complete development of the exploration drift for zone B, which we expect to carry out over the next 2 years.
Collective bargaining with unionized employees at the McArthur River/Key Lake operations is continuing.
Rabbit Lake
Rabbit Lake produced 1.0 million pounds U3O8 this quarter compared to 0.5 million pounds in the first quarter of 2009. The mill operated for a longer period than in the first quarter of 2009 resulting in higher production. We expect to see large variations in mill production from quarter to quarter as we manage ore supply to ensure efficient operation of the mill.
Inkai
In mid-February, Inkai received state commissioning acceptance of the main processing plant and all approvals are now in place for the completed facility.
Inkai has submitted a potential commercial discovery notice and associated geological report for block 3 in support of an application to extend the block 3 licence for a multi-year appraisal period, to carry out:
•	delineation drilling
•	construction and operation of a test leach facility
•	a feasibility study
In late March, we filed Inkai’s first National Instrument 43-101 (NI 43-101) technical report.
Cigar Lake
We completed dewatering of the underground and established safe access to the underground workings in February 2010, as was previously reported. Work to clean up, inspect, assess and secure the underground development is progressing as planned.
In late March, we filed an updated NI 43-101 technical report for Cigar Lake.
We continue to target initial production in mid-2013.
For the rest of 2010, we will focus on carrying out our plans and implementing the strategies we have identified to move Cigar Lake towards production. Our 2010 plans include:
•	completing work to secure the underground
•	determining if additional remedial work is needed
•	beginning to restore the underground mine systems and infrastructure to prepare for construction to resume
•	drilling to upgrade mineral resources
•	increasing installed pumping capacity to 2,500 m3/hr. Currently, we have 1,950 m3/hr of installed capacity.
•	completing the assessment of a surface freeze strategy that could potentially shorten the rampup period for the project and bring forward up to 10 million pounds of uranium production in the early years and improve project economics

Cigar Lake is a key part of our plan to double annual uranium production to 40 million pounds by 2018, and we are committed to bringing this valuable asset safely into production.
Actions have been taken, and opportunities are being pursued to address changes that have occurred in the project and its risks — risks that are common to the development of any mining project, particularly in northern Saskatchewan’s Athabasca Basin.
Fuel services
In our fuel services segment, the Port Hope UF6 plant was fully operational and we increased production over the first quarter of 2009 by 129%.
Global Laser Enrichment (GLE) successfully completed initial testing of its enrichment technology, which met key enrichment performance criteria. GLE has indicated it will continue testing and begin focusing on the design of the first commercial production facility. If the technology is successful and a commercial facility is completed, it will use lasers to commercially enrich uranium.
Qualified persons
The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Cigar Lake and Inkai) were prepared by, or under the supervision of, the following individuals who are qualified persons for the purposes of NI 43-101.
McArthur River/Key Lake
•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco
•	Les Yesnik, general manager, Key Lake, Cameco
Inkai
•	Charles J. Foldenauer, general manager operations and development, Inkai
Cigar Lake
•	Grant J.H. Goddard, vice-president, Saskatchewan mining north, Cameco

About forward-looking information
This document includes statements and information about our expectations for the future.
When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.
Key things to understand about the forward-looking information in this document:
•	It typically includes words and phrases about the future, such as: anticipate, expect, plan, intend, predict, goal, target, project, potential, strategy and outlook (see examples below).
•	It represents our current views, and can change significantly.
•	It is based on a number of material assumptions, including those we’ve listed below, which may prove to be incorrect.
•	Actual results and events may be significantly different from what we currently expect due to the risks associated with our business. We list a number of these material risks below. We recommend you also review our annual information form and our annual and first quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.
Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.
Examples of forward-looking information in this document
•	production at our uranium operations in 2010 and our target for doubling annual production by 2018
•	our mid-2013 target for initial production from Cigar Lake and our 2010 Cigar Lake plans
•	our expectation that we will complete the Key Lake acid, steam and oxygen plants in 2011
•	our expectation that the zone 4 freezewall at McArthur River will be sufficiently advanced in the second quarter to begin the development required to commence production
•	our expectation that removal of abandoned freezepipes will no longer pose a risk to 2010 McArthur River production
Material risks
•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor
•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates
•	production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms
•	our estimates of production, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate
•	we are unable to enforce our legal rights, or are subject to litigation or arbitration that has an adverse outcome
•	there are defects in title to our properties
•	our reserve and resource estimates are inaccurate, or we face unexpected or challenging geological, hydrological or mining conditions

Material risks (continued)
•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens
•	we cannot obtain or maintain necessary permits or approvals from government authorities
•	we are affected by political risks in a developing country where we operate (like Kazakhstan)
•	we are affected by terrorism, sabotage, accident or a deterioration in political support for, or demand for, nuclear energy
•	there are changes to government regulations or policies, including tax and trade laws and policies
•	our uranium and conversion suppliers fail to fulfil delivery commitments
•	delay or lack of success in remediating and developing Cigar Lake
•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour relations issues, strikes or lockouts, underground floods, pitwall failure, cave-ins and other developments and operating risks
Material assumptions
•	sales and purchase volumes and prices for uranium, fuel services and electricity
•	expected production costs
•	expected spot prices and realized prices for uranium
•	tax rates, foreign currency exchange rates and interest rates
•	decommissioning and reclamation expenses
•	reserve and resource estimates
•	the geological, hydrological and other conditions at our mines, including the accuracy of our expectations about the condition of underground workings at Cigar Lake
•	our Cigar Lake remediation and development plans succeed
•	our ability to continue to supply our products and services in the expected quantities and at the expected times
•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, natural disasters, governmental or political actions, litigation or arbitration proceedings, labour relations issues, or other development or operating risks

Quarterly dividend notice
Our board of directors approved a quarterly dividend of $0.07 per share on the outstanding common shares of the corporation that is payable on July 15, 2010, to shareholders of record at the close of business on June 30, 2010.
Conference call
We invite you to join our first quarter conference call on Tuesday, May 4, 2010 at 1:00 p.m. Eastern.
The call will be open to all investors and the media. To join the conference call on Tuesday, May 4, please dial (866) 223-7781 or (416) 340-8018 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and
•	on post view until midnight, Eastern, June 4, 2010, by calling (800) 408-3053 or (416) 695-5800 (Canada and US) (Passcode 2862822 #).
Additional information
A full copy of our 2010 first quarter management’s discussion and analysis and financial statements and notes (unaudited) can be obtained on SEDAR at sedar.com, our website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Additional information, including our annual information form and annual MD&A, is available on SEDAR at sedar.com, our website at cameco.com and on EDGAR at sec.gov/edgar.shtml.
Profile
We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in North America and Australia, Asia and Australia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.
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Investor inquiries:	Bob Lillie	(306) 956-6639
Media inquiries:	Lyle Krahn	(306) 956-6316